Contact

www.linkedin.com/in/chris-ybarra (LinkedIn)
www.aivana.com/ (Company)

Top Skills

AI Visionary & Enthusiast
AI & Digital Transformation
Enterprise Strategy & Business Transformation

Languages

English (Native or Bilingual)
Spanish

Certifications

Artificial Intelligence: Business Strategies and Applications

Honors-Awards

2023 Top 30 Rising Latinos

Chris Ybarra

Founder & CEO, Aivana | AI Visionary | Building the Next Era of AI-Powered Innovation
Columbus, Ohio, United States

Summary

On a mission to connect everyday individuals with AI that can improve their lives. Meet Aivana—an AI-focused venture dedicated to connecting humans with AI that works for them. Be sure to follow along at Aivana.com!

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Experience

Aivana, Inc.
Founder & CEO
February 2025 - Present (8 months)

Building something new in the AI space! Follow along at Aivana.com.

JPMorgan Chase & Co.
11 years 1 month

Executive Director, Product & Experience
February 2020 - August 2024 (4 years 7 months)
Ohio, United States

AI & Digital Transformation | Customer Experience Innovation | Enterprise Servicing

Led a 130-person global team to drive AI-powered digital transformation, self-service optimization, and enterprise servicing innovation.

Key Achievements:
✓ AI Transformation & Self-Service Expansion – Developed AI-driven customer self-service solutions, increasing chatbot utilization by 30x and reducing help desk ticket volume by 60%.
✓ Enterprise-Wide Digital Strategy – Led a 10x expansion in service coverage, designing omnichannel engagement strategies spanning mobile, chat, and virtual assistant.

✔ Cost & Operational Efficiencies – Reduced support costs by 25% while achieving an estimated 3x service agent productivity via multiple workflow automations.

✔ Mobile & Product Experience Innovation – Led enhancements that increased enterprise user adoption by 30%, modernizing mobile engagement strategies.

✔ Cross-Functional Leadership – Championed AI-powered enterprise servicing, collaborating with Product, Data, AI, Engineering, and CX teams to scale digital transformation efforts.

✔ Stakeholder Influence & Executive Communication – Presented high-impact AI and CX innovation strategies to senior executives, securing funding and adoption for AI-driven solutions.

✔ Customer & Employee Experience Innovation – Designed and implemented 50+ new customer listening posts, improving service quality, engagement, and decision-making insights.

Vice President - Process Improvement & Customer Strategy Manager
April 2018 - February 2020 (1 year 11 months)
Ohio, United States

Enterprise Servicing & Operational Transformation | AI-Driven Customer Support

Key Achievements:
✔ Drove strategy and execution of a major servicing transformation resulting in consolidation of more than a dozen distinct teams into a unified, high-performance, AI-integrated customer support model.

Vice President - Category Sourcing Lead
January 2015 - April 2018 (3 years 4 months)
Ohio, United States

Strategic Procurement & Risk Management | Digital Vendor Governance

Managed over half a billion dollars in strategic sourcing activities across Home Lending, Payments & Fulfillment, Market Research, and Digital Technology businesses. Responsible for developing category strategy, supplier rationalization, development planning, benchmarking and reporting, and go-to-market, negotiation, and award strategies
Key Achievements:
✔ Cost Savings & Efficiency Gains – Spearheaded $100MM in procurement savings while also contributing to multiple vendor management process improvement initiatives.

✔ Regulatory & Risk Compliance Leadership – Led GDPR compliance in partnership with Legal and Privacy teams, spanning 700+ supplier partners and ensuring adherence across billions of data elements.

Assistant Vice President - Sourcing Manager
August 2013 - December 2014 (1 year 5 months)
Columbus, Ohio

The Goodyear Tire & Rubber Company
Corporate Buyer
December 2009 - August 2013 (3 years 9 months)
Findlay, Ohio

SAIC
Project Control Analyst
December 2008 - August 2009 (9 months)

SAIC
Associate Subcontracts Administrator
January 2007 - May 2008 (1 year 5 months)

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Education

University of California, Berkeley, Haas School of Business
AI Strategy and Business Applications · (August 2024 - November 2024)

Bowling Green State University
Executive MBA · (August 2022 - April 2024)

Bowling Green State University
Bachelor of Science in Business Adminstration, Suppy Chain Management · (2004 - 2008)